May 12, 2010

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Palm Harbor Homes, Inc.

Registration Statement on Form S-3 (Registration No. 333-165816)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Palm Harbor Homes, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m. (Washington, D.C. time) on May 14, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PALM HARBOR HOMES, INC.

By:	/s/ Kelly Tacke
Kelly Tacke
Executive Vice President-Finance, Chief Financial Officer and Secretary

15303 Dallas Parkway, Suite 800, Addison, TX 75001 • Voice: (972) 991-2422 • Fax: (972) 991-5949 www.palmharbor.com